

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 26, 2007

Via Facsimile or U.S. Mail

Mr. Jeffrey G. Klein, Esq.
2600 North Military Trail
Suite 270
Boca Raton, FL 33431

> **Re: Paramount Gold Mining Corp.**
> **Registration Statement on Form SB-2**
> **Filed July 2, 2007**
> **File No. 333-144263**

Dear Mr. Klein:

We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed July 2, 2007

General

1.   We note that you have sold your securities in private transactions during the past three years. Please provide the disclosure required by Item 701 of Regulation S-B.

Undertakings, page II-2

2.   Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

Signatures, page II-3

3.   It appears that you have provided neither the signature of the Company's principal
        financial officer nor the signature of the controller or principal accounting officer.
        Please revise to comply with the signature requirements of Form SB-2. See
        Instructions for signatures (1) of Form SB-2.

        As appropriate, please amend your registration statement in response to this
comment. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your response to
our comment and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Garrett Johnston at (202) 551-3334 or in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry
        G. Johnston